UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 26, 2024, the Board of Directors of SOLOWIN HOLDINGS (the “Company”) decided to postpone the extraordinary general meeting of shareholders (the “Extraordinary Meeting”), which was originally scheduled for December 13, 2024. The Extraordinary Meeting has been rescheduled to December 17, 2024, at 10:00 a.m., Hong Kong time, at its original location. This postponement allows additional time for shareholders to consider and vote on the amended proposal.

The proposal to be voted on at the Extraordinary Meeting was amended to accommodate the allotment and issuance of additional ordinary shares by the Company after the Extraordinary Meeting was originally scheduled. The record date for the Extraordinary Meeting remains November 11, 2024.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-275337) and Form F-3 (File No. 333-282552) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended Notice of Extraordinary General Meeting of Members and Proxy Statement
99.2	Amended Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2024	SOLOWIN HOLDINGS

	By:	/s/ Shing Tak Tam
Shing Tak Tam
Chief Executive Officer

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